UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT*

Kornit Digital Ltd.

(Exact name of registrant as specified in its charter)

Israel	001-36903	Not Applicable
(State or other jurisdiction of	(Commission file number)	(IRS Employer
incorporation or organization)		Identification No.)

12 Ha`Amal St., Afek Park, Rosh-Ha`Ayin 4809246, Israel

(Address of principal executive offices)

Guy Avidan, Chief Financial Officer, +972-3-908-5866

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Kornit Digital Ltd. (“Kornit” or the “Company”) Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available at: http://www.kornit.com/conflict-minerals-policy/.

Section 2- Exhibits

Exhibit 1.01 - Conflict Minerals Report is attached per Section 1.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Kornit Digital Ltd.

(Registrant)

/s/ Guy Avidan	May 29th, 2019
By: Guy Avidan
Chief Financial Officer

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